UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-35124

LONCOR RESOURCES INC.
(Exact Name of Registrant as Specified in Charter)

1 FIRST CANADIAN PLACE, SUITE 7070
100 KING STREET WEST,
TORONTO, ONTARIO, M5X 1E3, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

          Loncor Resources Inc. is filing this Amendment No.1 to the Form 6-K, filed on May 14, 2019, solely for the purpose of making certain corrections to Exhibit 99.2 filed thereto. No other changes were made to the original Form 6-K.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONCOR RESOURCES INC.
(Registrant)

Date: June 12, 2019	By: /s/ Donat K. Madilo
Name: Donat K. Madilo
Title: Chief Financial Officer

EXHIBIT INDEX

99.1*	Interim Condensed Consolidated Financial Statements for the period ended March 31, 2019
99.2	Interim Management's Discussion and Analysis for the period ended March 31, 2019
99.3*	Certification of Chief Executive Officer
99.4*	Certification of Chief Financial Officer

* Previously included in the registrant’s Form 6-K filed on May 14, 2019.